InBev

RECEIVED

2005 FEB 23 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By courier



05006023

Leuven, 21 February 2005

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

English version
Official versions will be in French and Dutch



INBEV SA/NV

Public Limited Liability Company

Grand-Place 1
1000 Brussels

VAT no BE 417.497.106
Register of legal entities no 0417497106

The Board of Directors of InBev SA/NV ("**InBev**") invites the shareholders and, in an advisory capacity, holders of other securities issued by or in cooperation with InBev as mentioned at the end of this notice, to attend an Extraordinary Shareholders' Meeting on 17 March 2005 at 1:30 p.m., at the InBev building located Brouwerijplein 1, 3000 Leuven (Belgium).

Shareholders and holders of other securities wishing to attend the meeting are invited to arrive at least 45 minutes before the time set for the meeting, in order to proceed with the registration formalities.

AGENDA

1 Acknowledgement of director's resignation, definitive appointment of a coopted director and acknowledgement of director's independence within the meaning of Article 524 of the Belgian Companies Code

1.1 Acknowledgement of director's resignation.

Proposed resolution: to acknowledge the honourable resignation of Mr. Bernard Hanon from his office as director, effective as of 7 October 2004.

1.2 Definitive appointment of a coopted director.

Proposed resolution: to appoint on a definitive basis Mr. Mark Winkelman as director coopted on 6 October 2004 by the Board of Directors of InBev to replace Mr. Bernard Hanon, Mr. Winkelman's office being effective as of 7 October 2004 and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(iii) To allocate the remaining value of the Contribution In Kind, i.e. an amount of €1,304,538,412.65 to the issuance premium account of InBev, which is an account that affords the same guarantee to third parties as that afforded by the share capital of InBev and may not be terminated nor the amounts which it contains distributed except further to a resolution by the Shareholders' Meeting resolving in accordance with the requirements referred to in Article 612 of the Belgian Companies Code.

(iv) As a result of the share capital increase mentioned in (ii) above, to issue, to holders of AmBev common shares tendering their shares in the Stock MTO, up to 49,545,705 new ordinary shares of InBev, which (a) shall: (i) be of the same kind as the existing ordinary shares of InBev, (ii) benefit, upon their issuance, from the same rights and privileges as the existing ordinary shares of InBev except that they will entitle their holders to the dividend relating only to the 2005 financial year and to subsequent financial years, (iv) be issued under the form of a global bearer certificate, (v) have no nominal value and (b) shall increase the total number of shares of capital stock of InBev from 588,617,201 shares currently (or any other relevant amount, in the case that this amount is modified after the publication of this notice, as a result of (i) any exercise of warrants issued by InBev in connection with its employee warrants plan or (ii) any other reason) to up to 638,162,906 shares (or up to such other relevant amount in the case of modification, as mentioned above, of the current number of shares).

The transactions described in 3.2 (i) to (iv) above are hereinafter collectively referred to as the "**Capital Increase**".

(v) To amend, as appropriate, indents 1 and 2 of Article 5, and Article 37, of the Articles of Association, in order to reflect the Capital Increase.

4 Powers

4.1 Closing of the Capital Increase.

Proposed resolutions:

(i) To grant to the Board of Directors of InBev the authority (a) to assess at the close of the Stock MTO the number of AmBev common shares that will have been tendered by the holders thereof in the Stock MTO, (b) to decide the number of AmBev common shares tendered in the Stock MTO that InBev will accept as a contribution in kind to its share capital against new InBev ordinary shares to be issued pursuant to the Capital Increase or to decide that InBev will accept none of the AmBev common shares tendered in the Stock MTO as a contribution in kind to its share capital, (c) to decide the number of AmBev common shares tendered in the Stock MTO that will be acquired by InBev or Interbrew International BV, a wholly owned Dutch subsidiary of InBev, in exchange for existing InBev ordinary shares (to be purchased by InBev or Interbrew International BV (as applicable)) or to decide that InBev and Interbrew International BV will acquire none of the AmBev common shares tendered in the Stock MTO in exchange for existing InBev ordinary shares, (d) consequently, to determine the final amount for which the Capital Increase will close and the final number of new InBev ordinary shares that will be issued, it being understood that (1) upon such determination there will be no obligation for the Board of Directors nor for the company to close the Capital

(i) Any holder of bearer shares must, on 14 March 2005 at the latest, deposit their shares with a branch of Fortis Bank in Belgium. The bank shall deliver a receipt of deposit that the shareholder or his proxyholder will have to present on the day of the Shareholders' Meeting to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadline mentioned above, of:

- if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, certifying the blocking of the shares until and including 17 March 2005 and indicating the number of such blocked shares;
- if the bearer shares are deposited in a securities account with a Belgian or foreign bank under the benefit of the Belgian Royal Decree n° 62 of 10 November 1967 (as subsequently modified), a certificate of unavailability until and including 17 March 2005 issued by such bank, indicating the number of such unavailable shares.

(ii) Any holder of registered shares must, on 14 March 2005 at the latest, be registered in the register of shares. On the same date at the latest, the Board of Directors of InBev (c/o Mr. Benoît Loore, Legal Director Company & Securities Law, InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium) must have received a notification in writing from the shareholder, indicating the number of shares for which the shareholder intends to vote at the Shareholders' Meeting.

(iii) In case any holder of bearer or registered shares wishes to attend the meeting through a proxyholder, the proxyholder, in order to be granted access to the meeting room, will have to hand over the signed original of a written proxy prepared in accordance with the form required by InBev (the form can be obtained from Mr. Benoît Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on InBev's website at www.InBev.com). A copy of the signed original of the proxy must reach InBev, by mail or by fax, on 14 March 2005 at the latest (c/o Mr. Benoît Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above; fax n° + 32 (0) 16 50 68 70).

(iv) In case any holder of bearer or registered shares wishes to vote by correspondence in the meeting in accordance with Article 26bis of the Articles of Association, the vote by correspondence must be cast on the form prepared by InBev (the form can be obtained from Mr. Benoît Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on InBev's website at www.InBev.com). The signed original of the form must reach InBev on 14 March 2005 at the latest (c/o Mr. Benoît Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above). Any holder of bearer or registered shares who wishes to vote by correspondence must, in addition, comply with the formalities described in (i) or (ii) as relevant.

(v) The holders of bonds, of warrants or of share certificates issued with the cooperation of InBev, who may, as provided by Article 537 of the Belgian Code of Companies, attend the meeting in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of securities or notification, and of proxies (if appropriate), as those required from the holders of shares.

Individuals who wish to attend the meeting in their capacity as holders of securities, proxyholders or representatives of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must, in addition, be